[Russell Investments Letterhead]

January 6, 2010

Laura Hatch
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0001

Re:           Russell Investment Company; File No. 811-03153

Dear Ms. Hatch:

We are responding to your questions communicated to Josh Weinberg of Dechert LLP during a telephone conversation on December 28, 2009 regarding the Securities and Exchange Commission’s (the “Commission”) review of Russell Investment Company’s (the “Trust”) financial statements dated October 31, 2008 and filed with the Trust’s Form N-CSR (the “Filing”). This letter is a follow-up to our EDGAR correspondence dated December 9, 2009, which responded to your comments communicated during our phone conversation on December 9, 2009 regarding the Commission’s review of the Trust’s Filing.

Notwithstanding the error in the financial highlights section of the prospectus, we note that the performance information prominently presented in the prospectus accurately reflected the impact of the reverse stock split.  We believe that the total mix of information provided to investors did not present a misleading picture of the Funds' performance. Therefore, Registrant does not believe that any further remedy is necessary or appropriate in this case.

Registrant is supplementing the prospectus with the correct financial highlights information and will incorporate the corrected information in the upcoming annual report. The Registrant has not closed the Funds to new purchases pending this disclosure.  As noted above, because the performance information prominently presented in the prospectus accurately reflected the impact of the reverse stock split, we believe that the total mix of information provided to investors does not present a misleading picture of the Funds' performance.

Registrant confirms that the Funds had no public shareholders prior to the reverse stock split.

In connection with your recent review of the Filing, the undersigned hereby acknowledges on behalf of the Trust that:

•	The Trust is responsible for the adequacy and the accuracy of the disclosure in the Filing;
•
Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the Filing reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the  Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

We trust that this letter is responsive to your comments.  Please do not hesitate to call the undersigned at 253-439-2493 or my colleague Mary Beth Rhoden at 253-439-4846 should you have any further questions concerning this matter.

Sincerely,

/s/ Mark Swanson

Mark Swanson
Russell Investment Company
Treasurer

cc:           Cheryl Wichers, CCO, Russell Investment Company
Mary Beth Rhoden, Associate Counsel, Russell Investments